PART I

Item 1 —	Business

General

      NRG Energy, Inc. (NRG Energy or the Company) is an energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products in the United States and internationally. NRG Energy is a wholly owned subsidiary of Xcel Energy Inc. (Xcel Energy), Xcel Energy directly owns six utility subsidiaries that serve electric and natural gas customers in 12 states. Xcel Energy also owns or has interest in a number of non-regulated businesses, the largest of which is NRG Energy.

      Since the early 1990’s, NRG Energy pursued a strategy of growth through acquisitions. Starting in 2000, NRG Energy added the development of new construction projects to this strategy. This strategy required significant capital, much of which was satisfied primarily with third party debt. As of December 31, 2002, NRG Energy had approximately $9.4 billion of debt on its balance sheet at the corporate and project levels. Due to a number of reasons, including the overall down-turn in the energy industry, NRG Energy’s financial condition has deteriorated significantly. As a direct consequence, in 2002 NRG Energy entered into discussions with its creditors in anticipation of a comprehensive restructuring in order to become a more stable and conservatively capitalized company. In connection with its restructuring efforts, it is likely that NRG Energy (and certain of its subsidiaries) will file for Chapter 11 bankruptcy protection. If NRG Energy were to file for Chapter 11 bankruptcy protection, Xcel Energy’s equity ownership would most likely be eliminated and a large number of NRG Energy’s creditors’ claims would be impaired.

      On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy’s long-term notes and the steering committee representing NRG’s bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained. The terms of the settlement call for Xcel Energy to make payments to NRG Energy over the next 13 months totaling up to $752 million for the benefit of NRG Energy’s creditors in consideration for their waiver of any existing and potential claims against Xcel Energy. Under the settlement, Xcel Energy will make the following payments: (i) $350 million at or shortly following the consummation of a restructuring of NRG Energy’s debt. It is expected this payment would be made prior to year-end 2003; (ii) $50 million on January 1, 2004. At Xcel Energy’s option, it may fill this requirement with either cash or Xcel Energy common stock or any combination thereof; and (iii) $352 million in April 2004.

      NRG Energy is restructuring its operations to become a domestic based owner-operator of a fuel-diverse portfolio of electric generation facilities engaged in the sale of energy, capacity and related products. NRG Energy is working toward this goal by selective divestiture of non-core assets, consolidation of management, reorganization and redirection of power marketing philosophy and activities and an overall financial restructuring that will improve liquidity and reduce debt. NRG Energy does not anticipate any new significant acquisitions or construction, and instead will focus on operational performance and asset management. NRG Energy has already made significant reductions in expenditures, business development activities and personnel. Power sales, fuel procurement and risk management will remain a key strategic element of NRG Energy’s operations. NRG Energy’s objective will be to optimize the fuel input and the energy output of its facilities within an appropriate risk and liquidity profile.

      NRG Energy was incorporated as a Delaware corporation on May 29, 1992. Its headquarters and principal executive offices are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402. NRG Energy’s telephone number is (612) 373-5300. NRG Energy and Xcel Energy are required to file periodic reports and other documents with the SEC. The public may read and copy the materials filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at

1-800-SEC-0330. In addition, electronic copies of these periodic filings are available through the Commission’s web site at www.sec.gov.

Liquidity and Capital Resources

Liquidity Issues — Current Status and Chain of Events

      In December 2001, Moody’s Investor Service (Moody’s) placed NRG Energy’s long-term senior unsecured debt rating on review for possible downgrade. In response, Xcel Energy and NRG Energy put into effect a plan to preserve NRG Energy’s investment grade rating and improve its financial condition. This plan included financial support to NRG Energy from Xcel Energy; marketing certain NRG Energy assets for sale; canceling and deferring capital spending; and reducing corporate expenses.

      In response to a possible downgrade, during 2002, Xcel Energy contributed $500 million to NRG Energy, and NRG Energy and its subsidiaries sold assets and businesses that provided NRG Energy in excess of $286 million in cash and eliminated approximately $432.0 million in debt. NRG Energy also cancelled or deferred construction of approximately 3900 MW of new generation projects. On July 26, 2002, Standard & Poors’ (S&P) downgraded NRG Energy’s senior unsecured bonds to below investment grade, and three days later Moody’s also downgraded NRG Energy’s senior unsecured debt rating to below investment grade. Since July 2002, NRG Energy senior unsecured debt, as well as the secured NRG Northeast Generating LLC bonds, the secured NRG South Central Generating LLC bonds and secured LSP Energy (Batesville) bonds were downgraded multiple times. After NRG Energy failed to make payments due under certain unsecured bond obligations on September 16, 2002, both Moody’s and S&P lowered their ratings on NRG Energy’s and its subsidiaries’ unsecured bonds once again. Currently, NRG Energy’s unsecured bonds carry a rating of between CCC and D at S&P and between Ca and C at Moody’s, depending on the specific debt issue.

      As a result of the downgrade of NRG Energy’s credit rating, declining power prices, increasing fuel prices, the overall down-turn in the energy industry and the overall down-turn in the economy, NRG Energy has experienced severe financial difficulties. These difficulties have caused NRG Energy to, among other things, miss scheduled principal and interest payments due to its corporate lenders and bondholders, prepay for fuel and other related delivery and transportation services and provide performance collateral in certain instances. NRG Energy has also recorded asset impairment charges of approximately $3.1 billion, related to various operating projects, as well as projects that were under construction which NRG Energy has stopped funding.

      NRG Energy and its subsidiaries have failed to timely make the following interest and/or principal payments on its indebtedness:

	Amount			Interest	Principal
Debt ($ in millions)	Issued	Rate	Maturity	Due	Due	Date Due

Recourse Debt (unsecured)
NRG Energy ROARS	$250.0	8.700%	3/15/2005	$10.9	—	9/16/2002
	$250.0	8.700%	3/15/2005	$10.9	—	3/17/2003
NRG Energy senior notes	$350.0	8.250%	9/15/2010	$14.4	—	9/16/2002
	$350.0	8.250%	9/15/2010	$14.4	—	3/17/2003
NRG Energy senior notes	$350.0	7.750%	4/1/2011	$13.6	—	10/1/2002
NRG Energy senior notes	$500.0	8.625%	4/1/2031	$21.6	—	10/1/2002
NRG Energy senior notes	$240.0	8.000%	11/1/2003	$9.6	—	11/1/2002
NRG Energy senior notes	$300.0	7.500%	6/1/2009	$11.3	—	12/1/2002
NRG Energy senior notes	$250.0	7.500%	6/15/2007	$9.4	—	12/15/2002
NRG Energy senior notes	$340.0	6.750%	7/15/2006	$11.5	—	1/15/2003
NRG Energy senior debentures (NRZ Equity Units)	$287.5	6.500%	5/16/2006	$4.7	—	11/16/2002
	$287.5	6.500%	5/16/2006	$4.7	—	2/17/2003
NRG Energy senior notes	$125.0	7.625%	2/1/2006	$4.8	—	2/1/2003
NRG Energy 364-day corporate revolving facility	$1,000.0	various	3/7/2003	$7.6	—	9/30/2002
	$1,000.0	various	3/7/2003	$18.6	—	12/31/2002
Non-Recourse Debt (secured)
NRG Northeast Generating LLC	$320.0	8.065%	12/15/2004	$5.1	$53.5	12/15/2002
NRG Northeast Generating LLC	$130.0	8.842%	6/15/2015	$5.7	—	12/15/2002
NRG Northeast Generating LLC	$300.0	9.292%	12/15/2024	$13.9	—	12/15/2002
NRG South Central Generating LLC	$500.0	8.962%	3/15/2016	$20.2	$12.8	9/16/2002
	$500.0	8.962%	3/15/2016	—	$12.8	3/17/2003
NRG South Central Generating LLC	$300.0	9.479%	9/15/2024	$14.2	—	9/16/2002

      These missed payments may have also resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG Energy. In addition, the following issues have been accelerated, rendering the debt immediately due and payable: on November 6, 2002, lenders to NRG Energy accelerated the approximately $1.1 billion of debt under the construction revolver facility; on November 21, 2002, the bond trustee, on behalf of bondholders, accelerated the approximately $750 million of debt under the NRG South Central Generating, LLC facility; and on February 27, 2003, ABN Amro, as administrative agent, accelerated the approximately $1.0 billion corporate revolver financing facility.

      Since September, the following payments were made: on December 10, 2002, $16.0 million in interest, principal, and swap payments were made from restricted cash accounts in relation to the $325,000,000 Series A Floating Rate Senior Secured Bonds due 2019, issued by NRG Peaker Finance Company LLC (the “Peaker financing facility”); on December 27, 2002, NRG Northeast made the $24.7 million interest payment due on the NRG Northeast bonds but failed to make the $53.5 million principal payment; in January 2003, the South Central Generating bondholders unilaterally withdrew $35.6 million from a restricted revenue account relating to the September 15, 2002 interest payment and fees; and on March 17, 2003 South Central bondholders were paid $34.4 million due in relation to the March semi-annual interest payment, but the $12.8 million principal payment was deferred.

      In addition to the payment defaults described above, prior to the downgrades, many corporate guarantees and commitments of NRG Energy and its subsidiaries required that they be supported or replaced with letters of credit or cash collateral within 5 to 30 days of a ratings downgrade below Baa3 or BBB- by Moody’s or Standard & Poor’s, respectively. As a result of the downgrades on July 26 and July 29, NRG Energy received demands to post collateral aggregating approximately $1.1 billion.

      On August 19, 2002, NRG Energy executed a Collateral Call Extension Letter (CCEL) with various secured project lender groups in which the banks agreed to extend until September 13, 2002, the deadline by which NRG Energy was to post its approximately $1.0 billion of cash collateral in connection with certain bank loan agreements.

      Effective as of September 13, 2002, NRG Energy and these various secured project lenders entered into a Second Collateral Call Extension Letter (Second CCEL) that extended the deadline until November 15, 2002. Under the Second CCEL, NRG Energy agreed to submit to the lenders a comprehensive restructuring plan. NRG Energy submitted this plan on November 4, 2002 and continues to work with its lenders and advisors on an overall restructuring of its debt (see further discussion below). The November 15, 2002 deadline of the second CCEL passed without NRG Energy posting the required collateral. NRG Energy and the secured project lenders continue to work toward a plan of restructuring.

      In August 2002, NRG Energy retained financial and legal restructuring advisors to assist its management in the preparation of a comprehensive financial and operational restructuring. NRG Energy and its advisors have been meeting regularly to discuss restructuring issues with an ad hoc committee of its bondholders and a steering committee of its bank lenders (the Ad Hoc Creditors Committees).

      To aid in the design and implementation of a restructuring plan, in the fall of 2002, NRG Energy prepared a comprehensive business plan and forecast. Anticipating that NRG Energy’s creditors will own all or substantially all of NRG Energy’s equity interests after implementing the restructuring plan, any plans and efforts to integrate NRG Energy’s business operations with those of Xcel Energy were terminated. Using commodity, emission and capacity prices provided by an independent energy consulting firm to develop forecasted cash flow information, management concluded that the forecasted free cash flow available to NRG Energy after servicing project level obligations will be insufficient to service recourse debt obligations at the NRG Energy corporate level. Based on that forecast, it is anticipated that NRG Energy will remain in default of the various corporate level debt obligations discussed more fully herein.

      Based on this information and in consultation with Xcel Energy and its financial and legal restructuring advisors, NRG Energy prepared a comprehensive financial restructuring plan. In November 2002, NRG Energy and Xcel Energy presented the plan to the Ad Hoc Creditors Committees. The restructuring plan has served as a basis for continuing negotiations between the Ad Hoc Creditors Committees, NRG Energy and Xcel Energy related to a consensual plan of reorganization for NRG Energy. Negotiations have progressed substantially since the initial plan was presented in November. If an agreement to a consensual plan of reorganization is negotiated and NRG Energy is unable to effectuate the restructuring through an exchange offer or other non-bankruptcy mechanism, it is highly probable that such plan would be implemented through the commencement of a voluntary Chapter 11 bankruptcy proceeding. There can be no assurance that NRG Energy’s creditors, including, but not limited to the Ad Hoc Committees, will agree to the terms of the consensual plan of reorganization currently being negotiated. In addition, there can be no guarantee that lenders will not seek to enforce their remedies under the various loan agreements, provided that any such attempted enforcement would be subject to the automatic stay and other relevant provisions of the bankruptcy code. The commencement of a voluntary Chapter 11 bankruptcy proceeding without a consensual plan of reorganization would increase the possibility of a prolonged bankruptcy proceeding.

      On November 22, 2002, five former NRG Energy executives filed an involuntary Chapter 11 petition against NRG Energy in U.S. Bankruptcy Court for the District of Minnesota. Under provisions of the Bankruptcy Code, NRG Energy has the full authority to continue to operate its business as if the involuntary petition had not been filed unless and until a court hearing on the validity of the involuntary petition is resolved adversely to NRG Energy. On December 16, 2002, NRG Energy responded to the involuntary petition, contesting the petitioners’ claims and filing a motion to dismiss the case. On February 19, 2003, NRG Energy announced that it had reached a settlement with the petitioners. The U.S. Bankruptcy Court for the District of Minnesota will hear NRG Energy’s motion to consider the settlement and/or dismiss the involuntary petition. Two of NRG Energy’s creditors have objected to the motion to dismiss. There can be no assurance that the court will dismiss the involuntary petition. The Bankruptcy Court has discretion in the review of the settlement agreement. There is a risk that the Bankruptcy Court may, among other things, reject the settlement agreement or enter an order for relief under Chapter 11.

      On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy’s long-term notes and the steering committee representing NRG’s bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained. The terms of the settlement call for Xcel Energy to make payments to NRG Energy over the next 13 months totaling up to $752 million for the benefit of NRG Energy’s creditors in consideration for their waiver of any existing and potential claims against Xcel Energy. Under the settlement, Xcel Energy will make the following payments: (i) $350 million at or shortly following the consummation of a restructuring of NRG Energy’s debt. It is expected this payment would be made prior to year-end 2003; (ii) $50 million on January 1, 2004. At Xcel Energy’s option, it may fill this requirement with either cash or Xcel Energy common stock or any combination thereof; and (iii) $352 million in April 2004.

Domestic Assets

Eastern Region

      The Eastern Region, comprising investments in the New York Independent System Operator (NYISO), New England Power Pool (NEPOOL) and Pennsylvania, New Jersey, Delaware and Maryland (PJM) markets, is NRG Energy’s largest asset base. As of December 31, 2002, NRG Energy owned approximately 7,040 MW of net generating capacity in the Northeast United States and Canada, primarily in New York, Connecticut and Massachusetts. These generation facilities are diversified in terms of dispatch level (base-load, intermediate and peaking), fuel type (coal, natural gas and oil) and customers.

      NRG Energy’s Northeast facilities are generally competitively positioned within their respective market dispatch levels with favorable market dynamics and locations close to the major load centers in the NYISO and NEPOOL.

      As of December 31, 2002, NRG Energy owned approximately 1,400 MW of net generating capacity in the Mid-Atlantic region of the United States, primarily Delaware, Maryland, Virginia and Pennsylvania. These facilities are primarily coal-type and are diversified in terms of dispatch. These facilities provide interconnect to the PJM market.

Central Region

      As of December 31, 2002, NRG Energy owned approximately 6400 MW of net generating capacity (including projects under construction) in the Central United States, primarily in Louisiana, Illinois, Mississippi, Missouri, Oklahoma and Texas. NRG Energy’s Central generating assets consist primarily of its net ownership of power generation facilities in New Roads, Louisiana (which are referred to as the Cajun facilities) and its net ownership of power generation facilities in Kendall and Rockford, Illinois. The Central region also includes the Sterlington, McClain, Bayou Cove, Batesville, Rocky Road, Audrain and Mustang generating facilities.

      NRG Energy’s portfolio of plants in Louisiana and Mississippi comprise the second largest generator in the Southeastern Electric Reliability Counsel/ Entergy (SERC/ETR) region. The core of these assets are the Cajun facilities with capacity over 2000 MW of primarily coal-fired assets supported by long-term power purchase agreements with regional cooperatives.

West Coast Region

      As of December 31, 2002, NRG Energy owned approximately 1,230 MW of net generating capacity on the West Coast of the United States, primarily California and Nevada. NRG Energy’s West Coast generation assets consist primarily of a 50% interest in West Coast Power LLC (West Coast Power), and a 50% interest in the Saguaro generation facility.

      In May 1999, Dynegy Power Corporation (Dynegy) and NRG Energy formed West Coast Power to serve as the holding company for a portfolio of operating companies that own generation assets in Southern California. This portfolio currently is comprised of the El Segundo Generating Station, the Long Beach Generating Station, the Encina Generating Station and 17 combustion turbines in the San Diego area. Dynegy provides power marketing and fuel procurement services to West Coast Power, and NRG Energy provides operations and management services. An application for a permit to repower the existing El Segundo site, replacing the retired unit 1 & 2 with 600 MW of new generation has been filed. The permit is in the CEC (California Energy Commission) review process, and it is anticipated that the approval will be received by third or forth quarter of 2003.

International Assets

      Historically, the majority of power generating capacity outside of the United States has been owned and controlled by governments. During the past decade, however, many foreign governments moved to privatize power generation plant ownership through sales to third parties and by encouraging new capacity development and refurbishment of existing assets by independent power developers.

      Over the past decade NRG Energy invested in international power generation projects in three distinct markets, Asia Pacific, Europe and Other Americas. During 2002, NRG Energy sold international generation projects with an aggregate total generating capacity of approximately 600 MW. As of December 31, 2002, NRG Energy has investments in power generation projects located in Australia, UK, Germany, South America, India, Taiwan and the Czech Republic with approximately 4630 MW Total generating capacity. NRG Energy currently anticipates that it will divest its remaining international generating projects over time.

Alternative Energy

      In addition to its traditional power generation facilities discussed above, NRG Energy provides alternative energy through NEO Corporation (NEO), one of the largest landfill gas generation companies in the United States, and through its NRG Resource Recovery business division, which processes municipal solid waste as fuel used to generate power.

      NEO Corporation. NEO is a wholly owned subsidiary of NRG Energy that was formed to develop power generation facilities, ranging in size from 1 to 50 MW, in the United States. NEO owns and operates 31 landfill gas collection systems and has 46 MW of net ownership interests in related electric generation facilities utilizing landfill gas as fuel. NEO also has 42 MW of net ownership interests in 18 hydroelectric facilities and 109 MW of net ownership interests in five distributed generation facilities including 90 MW of gas-fired peaking engines in California (referred to as the Red Bluff and Chowchilla facilities).

      Resource Recovery Facilities. NRG Energy’s Resource Recovery business is focused on owning and operating alternative fuel/“green power” generation and fuels processing projects. The alternative fuels currently processed and combusted are municipal solid waste (MSW), of which more than 90% is processed into refuse derived fuel (RDF), urban wood waste (pallets, clean construction debris, etc.), forest industry waste wood (bark, sawmill waste, tree trimmings, etc.), agricultural waste (walnut shells, olive pits, peanut shells, etc.), and non-recyclable waste paper and compost. NRG Energy’s Resource Recovery business has MSW processing capacity of over 4,000 tons per day and generation capacity of 35 MW, of which its net ownership interest is 26 MW. NRG Energy’s Resource Recovery business owns and operates MSW processing and/or generation facilities in Florida, Maine and Minnesota. Resource Recovery also owns and operates NRG Processing Solutions that includes thirteen composting and biomass fuel processing sites in Minnesota of which three sites are permitted to operate as MSW transfer stations.

Thermal

      NRG Energy has interests in district heating and cooling systems and steam transmission operations through its subsidiary NRG Thermal LLC. NRG Thermal’s thermal and chilled water businesses have a steam and chilled water capacity of approximately of 1,290 megawatt thermal equivalents (MWt).

      NRG Thermal LLC owns five district heating and cooling systems in Minneapolis, Minnesota, San Francisco, California, Pittsburgh, Pennsylvania, Harrisburg, Pennsylvania and San Diego, California. These systems provide steam heating to approximately 600 customers and chilled water to 90 customers. In addition, NRG Thermal LLC owns and operates three projects that serve industrial/ government customers with high-pressure steam and hot water and an 88 MW combustion turbine peaking generation facility and an 18 MW coal-fired cogeneration facility in Dover, Delaware.

Power Marketing

      NRG Energy’s energy marketing subsidiary, NRG Power Marketing Inc. (NRG Power Marketing), began operations in 1998. NRG Power Marketing provides a full range of energy management services for NRG Energy’s generation facilities in its Eastern and Central regions. These services are provided under bilateral contracts or agency agreements pursuant to which NRG Power Marketing manages the sales and purchases of energy, capacity and ancillary services, procures the fuel (coal, oil and natural gas) and associated transportation and manages the emission allowance credits for these facilities. NRG Power Marketing has continued to provide these services since NRG Energy lost its investment grade ratings in July 2002, and because of NRG Energy’s credit and liquidity limitations, NRG Power Marketing has scaled back its activities. Since July 2002, NRG Power Marketing has focused primarily on procuring fuel for, and marketing the power from, NRG Energy’s North American generation facilities in the spot and short-term markets.

Significant Customers

      During 2002, NRG Energy (and its subsidiaries) derived approximately 21.1% of its 2002 revenues from majority owned operations from one customer: New York Independent System Operator. During 2001, NRG Energy derived approximately 51.5% of its 2001 revenues from majority owned operations from two customers: New York Independent System Operator (33.9%) and Connecticut Light and Power Company (17.6%). During 2000, NRG Energy derived approximately 41.6% of its 2000 revenues from majority owned operations from two customers: New York Independent System Operator (26.8%) and Connecticut Light and Power Company (14.8%).

Seasonality and Price Volatility

      Annual and quarterly operating results can be significantly affected by weather and price volatility. Since NRG Energy’s peak demand is in the summer months, temperature variations in summer months are generally more significant than variations during winter months. Significant other events, such as the war in Iraq, the precipitous decline in natural gas inventories and productive capacity and reduced hydroelectric capacity due to dry conditions in the Northwest, have all combined to increase fuel and power price volatility.

Source and Availability of Raw Materials

      NRG Energy’s raw material requirements primarily include various forms of fossil fuel energy sources, including oil, natural gas and coal. NRG Energy obtains its oil, natural gas and coal from multiple sources and availability is generally not an issue, although localized shortages can and do occur. The prices of oil, natural gas and coal are subject to macro- and micro-economic forces that can change dramatically in both the short term and the long term. For example, the prices of natural gas and oil have been particularly high during the winter of 2002-2003 due to weather volatility and geo-political uncertainty in the Middle East. Oil, natural gas and coal represented approximately 46% of NRG Energy’s cost of operations during the year ended December 31, 2002.

Segment Information

      For financial information on NRG Energy’s operations on a geographical and on a segment basis, see Item 15 — Note 23 to the Consolidated Financial Statements.

Significant Business and Asset Dispositions

Consolidated Business Dispositions

      Bulo Bulo — In June 2002, NRG Energy began negotiations to sell its 60% interest in Compania Electrica Central Bulo Bulo S.A. (Bulo Bulo), a Bolivian corporation. During the second quarter of 2002, NRG Energy classified the Bulo Bulo project as held-for-sale and recognized a loss on disposal of approximately $9.7 million in discontinued operations. The transaction closed in the fourth quarter of 2002.

      Crockett Cogeneration Project — In November 2002, NRG Energy sold its 57.7% interest in the Crockett Cogeneration Project, a 240 MW natural gas fueled cogeneration plant near San Francisco, California, to Energy Investment Fund Group, an existing LP, and a unit of GE Capital. NRG Energy recognized a net loss on sale of $11.5 million (pre-tax) and net proceeds of $52.1 million which was used to reduce debt.

      Csepel and Entrade — In September 2002, NRG Energy announced that it had reached agreements to sell its Csepel power generating facilities (located in Budapest, Hungary) and its interest in Entrade (an electricity trading business headquartered in Prague) to Atel, an independent energy group headquartered in Switzerland. The sales of Csepel and Entrade closed before year-end and resulted in cash proceeds of $92.6 million and a gain of approximately $24.0 million.

Pending and Completed Consolidated Business Dispositions

      Brazos Valley — In January 2003, the project lenders foreclosed on NRG Energy’s 100% ownership interests in NRG Brazos Valley, GP LLC, NRG Brazos Valley LP, LLC NRG Brazos Valley Technology LP, LLC and NRG Brazos Valley Energy, LP, and thereby acquired all of the assets of the Brazos Valley project, a 633 MW gas-fired, combined cycle facility under construction in Fort Bend County, Texas — approximately 30 miles west of Houston, Texas. NRG Energy agreed to the consensual foreclosure of the companies to the project lenders. NRG Energy received no cash proceeds upon completion of the foreclosure. As of December 31, 2002, NRG Energy recorded $24.0 million for the potential obligation to infuse additional amounts of capital to fund a debt service reserve account and the potential obligation to satisfy a contingent equity agreement.

      Killingholme — In January 2003, NRG Energy completed the sale of its interest in the Killingholme project to its lenders. This transfer of NRG Energy’s interest in the Killingholme project resulted in a gain on sale in the first quarter of 2003 of approximately $182.3 million, primarily due to the removal of the related debt on NRG Energy’s balance sheet. In 2002, NRG Energy recorded an asset impairment charge of $477.9 million related to the Killingholme project. Killingholme is reported as a discontinued operation in NRG Energy’s December 31, 2002 financial statements.

      Hsin Yu — During 2002, NRG Energy committed to sell its ownership interest in Hsin Yu. As a result, Hsin Yu meets the criteria for discontinued operations treatment and accordingly the assets and liabilities and results of operations have been reflected as such in the accompanying financial statements. During the third quarter of 2002, NRG Energy recorded an impairment charge of approximately $121.9 million for the Hsin Yu project.

Equity Investment Dispositions

      During 2002, NRG Energy sold various equity method investments and others have been approved for sale by the NRG Board of Directors but are still owned as of December 31, 2002. In the accompanying financial statements, the operating results of these projects are classified in revenue as equity in earnings from unconsolidated investments. During 2002, NRG Energy recorded write-downs and losses on disposal of $196.2 million of equity investments.

      Energy Development Limited — In August 2002, NRG Energy completed the sale of its ownership interests in an Australian energy company, Energy Development Limited (EDL). NRG Energy received proceeds of $78.5 million (AUS), or approximately $43.9 million (U.S.), in the transaction.

      Collinsville Power Station — In August 2002, NRG Energy completed the sale of its 50% interest in the 192 MW Collinsville Power Station in Australia to its partner, a subsidiary of Transfield Services Limited. NRG Energy’s proceeds from the sale amounted to $8.6 million (AUS), or approximately $4.8 million (USD).

      Sabine River — In September 2002, NRG Energy agreed to transfer its indirect 50% interest in SRW Cogeneration LP (SRW) to its partner in SRW, Conoco, Inc. in consideration for Conoco’s agreement to terminate or assume all of the obligations of NRG Energy in relation to SRW. SRW owns a cogeneration facility in Orange County, Texas. NRG Energy recorded a charge of approximately $48.4 million during the quarter ended September 30, 2002 to writeoff the carrying value of its investment due to the pending transfer. The transfer closed on November 5, 2002.

      Mt. Poso — In November 2002, NRG Energy completed the sale of its 39.5% indirect partnership interest in the Mt. Poso Cogeneration Company, a California limited partnership (Mt. Poso) for approximately $10 million to Red Hawk Energy, LLC. Mt. Poso owns a 49.5 MW coal-fired cogeneration power plant and thermally enhanced oil recovery facility located 20 miles north of Bakersfield, California. NRG Energy recorded a charge of approximately $1.0 million during 2002 to write down the carrying value of its investment.

      NEO MESI LLC — On November 26, 2002, NRG Energy, through its indirect wholly-owned subsidiary, NEO MESI LLC, completed the transfer of its 50% interest in MESI Fuel Station No. 1, LLC (MESI) to Power Fuel Partners (PFP) in exchange for the assumption by PFP of all NEO MESI LLC’s obligations under the MESI operating agreement, estimated at the time of closing at $21.6 million, plus a percentage of certain future fuel sales management fees payable to PFP.

      Kingston — In December, 2002, NRG Energy completed the sale of its 25% interest in Kingston Cogeneration LP, based near Toronto, Canada to Northland Power Income Fund for approximately $15 million, resulting in a gain on sale of approximately $9.9 million.

      ECKG — In January 2003, NRG Energy completed the sale of its 44.5% interest in the ECKG power station, the last transaction in connection with NRG Energy’s sale of its Csepel power generating facilities, its interest in Entrade, an electricity trading business and ECKG, to Atel, an independent energy group headquartered in Switzerland. The transaction resulted in cash proceeds of $67.0 million and a net loss of $2.1 million.

Other Equity Investments

      The following investment projects are currently being marketed for sale however, final approval has not been granted by those having such authority as of December 31, 2002. In the accompanying financial statements, the operating results of these projects are classified in revenue as equity in earnings from unconsolidated investments. Write-downs of the carrying amount of the investments and losses on disposal have been classified and reported as a component of write-downs and losses of equity method investments.

      Loy Yang — Based on a third party market valuation and bids received in response to marketing the investment for possible sale, NRG Energy recorded a write down of its investment of approximately $53.6 million in the third quarter of 2002. This write-down reflected management’s belief that the decline in fair value of the investment was other than temporary.

      During the fourth quarter of 2002, NRG Energy and the other owners of the Loy Yang project engaged in joint marketing of the project for possible sale. In connection with these efforts, a new independent market valuation analysis was completed. Based on the new market valuation and negotiations with a potential purchaser, NRG Energy recorded an additional write-down of its investment in the amount of $57.8 million in the fourth quarter of 2002. At December 31, 2002 the carrying value of the investment in Loy Yang is approximately $72.9 million. Accumulated other comprehensive loss at December 31, 2002 includes foreign currency translation losses of approximately $76.7 million related to Loy Yang. The foreign currency translation losses will continue to be included as a component of accumulated other comprehensive loss until NRG Energy commits to a plan to dispose of its investment, as required by EITF Issue No. 01-05. NRG Energy accounts for the results of operations of its investment in Loy Yang as part of its power generation segment within the Asia Pacific region.

      Kondapalli — On January 30, 2003, NRG Energy signed a sale agreement with the Genting Group of Malaysia to sell NRG’s 30% interest in Lanco Kondapalli Power Pvt Ltd and a 74% interest in Eastern Generation Services (India) Pvt Ltd. Kondapalli is based in Hyderabad, Andhra Pradesh, India, and is the owner of a 368 MW natural gas fired Combined Cycle Gas Turbine. That sale has not yet been completed, although completion is expected before the end of the second quarter of 2003.

      Powersmith — During the fourth quarter of 2002, NRG Energy wrote down its investment in Powersmith by approximately $3.4 million due to impairment of its book value. NRG Energy accounts for the results of operations of these investments as part of its power generation segment within the North America region.

      Other — During 2002, NRG Energy wrote down other equity investments in the amount of approximately $11.3 million due to impairment of their book value. NRG Energy accounted for the results of operations of these investments as part of its alternative energy segment.

Regulation

Federal Energy Regulation

      The Federal Energy Regulatory Commission, or FERC, is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. FERC is also responsible for licensing and inspecting private, municipal and state-owned hydroelectric projects. FERC determines whether a public utility qualifies for exempt wholesale generator status under the Public Utility Holding Company Act, which was amended by the Energy Policy Act of 1992.

      Federal Power Act. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as “public utilities” under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and numerous other activities of public utilities.

      Under the Federal Power Act, an entity that sells electricity in the wholesale market is a public utility, subject to FERC’s jurisdiction. Public utilities are required to obtain FERC’s acceptance of their rate schedules for wholesale sales of electricity. Because NRG Energy is selling electricity in the wholesale market, NRG Energy is deemed to be a public utility for purposes of the Federal Power Act. In most cases, FERC has granted NRG Energy the authority to sell electricity at market-based rates. In New England, New York, PJM (Pennsylvania, New Jersey, Maryland, Delaware and parts of the Midwest) the Midwest and California, FERC has established Independent System Operators (ISOs) which file market based rate tariffs, subject to FERC Approval. These tariffs/market rules dictate how the wholesale markets are to operate and how entities with market based rates shall be compensated within those markets. The ISOs in these regions also control access to, pricing of and the operation of the transmission grid within their footprint. Outside of ISO controlled regions, NRG Energy is allowed to sell at market based rates as determined by willing buyers and sellers. Access to, pricing for and operation of the transmission grid in such regions is controlled by the local transmission owning utility according to their Pro Forma Open Access Transmission Tariff (OATT) filed with and approved by FERC.

      Usually, FERC’s orders which grant NRG Energy market-based rate authority reserve the right to revoke or revise NRG Energy’s market-based rate authority on a prospective basis if FERC subsequently determines that NRG Energy possesses excessive market power. If NRG Energy lost its market-based rate authority, NRG Energy may be required to obtain FERC’s acceptance of a cost-of-service rate schedule and may become subject to the accounting, record-keeping and reporting requirements that are imposed only on utilities with cost-based rate schedules. It should be noted, however, that NRG Energy does have the right at any time to petition FERC to grant cost of service based rates pursuant to Section 205 of the Federal Power Act.

      Public Utility Holding Company Act. The Public Utility Holding Company Act, known as PUHCA, provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an “electric utility company,” or a holding company for an electric utility company, is subject to regulation under the Holding Company Act.

      Registered holding companies under the Holding Company Act are required to limit their utility operations to a single, integrated utility system and divest any other operations that are not functionally related to the operation of the utility system. In addition, a company that is a subsidiary of a holding company registered under the Holding Company Act is subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an “exempt wholesale generator.” Accordingly, it is exempt from the Holding Company Act requirements. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. Each of NRG Energy’s operating subsidiaries has been designated by FERC as an exempt wholesale generator or is otherwise exempt from PUHCA because it is a Qualifying Facility under the Public Utility Regulatory Policy Act of 1978.

      NRG Energy does not expect to engage in any activities that will subject it to regulation under PUHCA. If NRG Energy were to lose its exempt wholesale generator status, it would become subject to regulation under the Holding Company Act. It would be difficult for NRG Energy to comply with the Holding Company Act absent a substantial restructuring.

Environmental and Safety Laws and Regulations

      NRG Energy is subject to a broad range of foreign, provincial, federal, state and local environmental and safety laws and regulations applicable to the development, ownership and operation of its United States domestic and international projects. These laws and regulations impose requirements relating to discharges of substances to the air, water and land, the handling, storage and disposal of hazardous substances and wastes and the cleanup of properties affected by pollutants. These laws and regulations generally require that NRG Energy obtain a number of governmental permits and approvals before construction or operation of a power plant commences and after completion, that its facilities operate in compliance with those permits and applicable legal requirements. NRG Energy could also be held responsible under these laws for the cleanup of pollutants released at its facilities or at off-site locations where it has sent wastes.

      NRG Energy strives at all times to comply with the terms of all environmental and safety laws, regulations, permits and licenses and NRG Energy believes that all of its operating plants are in material compliance with applicable environmental and safety requirements. NRG Energy also does not expect that its liability under environmental laws for the cleanup of contamination at its plants or off-site waste disposal facilities will have a material effect on the results of its operations. There can be no assurance, however, that in the future it will not incur material environmental liabilities, that it will obtain all necessary permits for its operations or that it will operate in full compliance with environmental and safety laws and regulations at all times. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process. Intricate and rapidly changing environmental regulations may require major capital expenditures for permitting and create a risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition. Environmental laws have become increasingly stringent over time, particularly with regard to the regulation of air emissions from NRG Energy’s plants, which requires regular major capital expenditures for power plant upgrades and modifications. Therefore, it is NRG Energy’s policy to integrate the consideration of potential environmental impacts into every decision it makes, and by doing so, strive to improve its competitive advantage by meeting or exceeding environmental and safety requirements pertaining to the management and operation of its assets. (See Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Environmental Matters).

Competition

      The entire independent power industry in the United States is in turmoil. Many of NRG Energy’s competitors have announced plans to scale back their growth, sell assets, and restructure their finances. The results of the wholesale restructuring of the independent power industry are impossible to predict, but they may include consolidation within the industry, the sale or liquidation of certain competitors, the re-regulation of certain markets, and the long-term reduction in new investment into the industry. Under any scenario, however, NRG Energy anticipates that it will continue to face competition from numerous companies in the industry, some of which may have more extensive operating experience, larger staffs, and greater financial resources than NRG Energy presently possesses.

      Many companies in the regulated utility industry, with which the independent power industry is closely linked, are also restructuring or reviewing their strategies. Several of these companies are discontinuing going forward with unregulated investments, seeking to divest of their unregulated subsidiaries or attempting to have their regulated subsidiaries acquire their unregulated subsidiaries. This may lead to an increased competition between the regulated utilities and the unregulated power producers within certain markets. In such instances, NRG Energy may compete with regulated utilities in the development of market designs and rulemaking.

      FERC, however, is attempting to level the competitive playing field between regulated utilities and unregulated energy suppliers by providing open, non-discriminatory access to electricity markets and the transmission grid. In April 1996, FERC issued Orders 888 and 889 that required all public utilities to file “open access” transmission tariffs that give wholesale generators, as well as other wholesale sellers and buyers of electricity, access to transmission facilities on a non-discriminatory basis. This led to the formation of the ISOs described above. On December 20, 1999, FERC issued Order 2000, encouraging the creation of Regional Transmission Organizations (RTOs). Finally, on July 31, 2002, FERC issued its Notice of Proposed Rulemaking regarding Standard Market Design. All three orders were intended to eliminate market discrimination by incumbent vertically integrated utilities and to provide for open access to the transmission grid.

      The full effect of these changes on NRG Energy is uncertain at this time, because in many parts of the United States, it has not been determined how entities will attempt to comply with FERC’s initiatives. At this time, five ISOs have been approved and are operational; New England (ISO-NE), New York (NYISO), Pennsylvania, NJ, Maryland, DE and parts of the midwest (collectively PJM), Central Midwest (MISO), South Central (SPP) and in California (CA ISO). Two of these ISOs, PJM and MISO, have been found to also qualify as RTOs. Three other entities have also requested that FERC approve their organizations as RTOs; WestConnect (Desert Southwest); RTO West (Pacific Northwest and Rockies) and Setrans (Southeast).

      NRG Energy is also impacted by rule/tariff changes that occur in the existing ISOs. On March 1, 2003, ISO-NE implemented its version of Standard Market Design. This change dramatically modifies the New England market structure by incorporating Locational Marginal Pricing (LMP — pricing by location rather than on a New England wide basis). Even though NRG Energy views this change as a significant improvement to the existing market design, NRG Energy still views the market within New England as insufficient to allow for NRG Energy to recover its costs and earn a reasonable return on investment. Consequently, on February 26, 2003, NRG Energy filed and requested a cost of service rate with FERC for most of its Connecticut fleet, requesting a February 27th effective date. NRG Energy remains committed to working with ISO-NE, FERC and other stakeholders to continue to improve the New England market that will hopefully make further reliance on a cost of service rate unnecessary. While NRG Energy has the right to file for such rate treatment, there are no assurances that FERC will grant such rates in the form or amount that NRG Energy petitioned for in its filing.

      On March 25, 2003, the Federal Energy Regulatory Commission (FERC) issued an order (the Order) in response to Devon Power LLC’s, Middletown Power LLC’s, Montville Power LLC’s, and Norwalk Power LLC’s (collectively, NRG Subsidiaries) Joint Motion for Emergency Expedited Issuance of Order by March 17, 2003 in Docket No. ER03-563-000 (the Emergency Motion). In the Emergency Motion, the NRG Subsidiaries requested that FERC accept the NRG Subsidiaries’ reliability must-run agreements and assure the NRG Subsidiaries’ recovery of maintenance costs for their New England generating facilities prior to the peak summer season. FERC accepted the NRG Subsidiaries’ filing as to the recovery of spring 2003 maintenance costs, subject to refund. FERC’s Order authorizes the ISO New England Inc. to begin collecting these maintenance costs in escrow for the benefit of the NRG Subsidiaries as of February 27, 2003. Several intervenors protested the Emergency Motion. FERC will rule on such protests and the other issues raised in the Emergency Motion in a subsequent order.

      In New York, NRG Energy anticipates that the NYISO will implement a demand curve in its capacity market. In PJM, NRG Energy is closely following market power mitigation modifications that may significantly impact the revenues achievable in that market by modifying PJM’s price capping mechanisms. The potential modifications are unknown at this time, and it is unclear whether such changes would have a positive or a negative effect on NRG Energy.

      In the Midwest, it is anticipated that Exelon and AEP will join PJM and will transition to PJM’s market model, although there have been certain regulatory obstacles affecting AEP’s ability to join PJM. This will allow NRG Energy to market capacity and energy from its Chicago area assets more effectively. The other Midwest ISO, MISO, continues its market rule development as it moves toward a PJM styled market. MISO and PJM have signed a Memorandum of Understanding that lays out a common market design that both will employ. It is anticipated that PJM and MISO will operate a common market interface that will allow seamless trading between the two regions. MISO presently has operational control over the transmission facilities located within its footprint.

      In the Southeast, Entergy and Southern Company continue to support their RTO, Setrans. The future of Setrans is uncertain given the recent loss of the local municipal Santee Cooper.

      Finally, in California, the California Independent System Operator (CA ISO) continues to struggle with market design changes intended to prevent a repeat of past market dis-function. It is unlikely that modification initially coined as Market Design 2002 (MDO2), will be implemented any sooner than 2004. Although numerous stakeholder meetings have been held, the final MDO2 design remains unknown at this time. In addition, numerous legislative initiatives in California create uncertainty and risk for NRG Energy. Most significantly, SB39XX mandates that the California Public Utilities Commission (CPUC) exercise jurisdiction over the maintenance of power producers. It is unclear at this time where that process will lead.

      Proposals have been introduced in Congress to repeal PURPA and PUHCA, and FERC has publicly indicated support for the PUHCA repeal effort. If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the dis-aggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses.

      In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. For example, the independent system operator for the New York power pool and the California independent system operator have imposed price limitations. These types of price limitations and other mechanisms in New York, California, the New England Power Pool and elsewhere may adversely impact the profitability of NRG Energy’s generation facilities that sell energy into the wholesale power markets. Finally, the regulatory and legislative changes that have recently been enacted in a number of states in an effort to promote competition are novel and untested in many respects. These new approaches to the sale of electric power have very short operating histories, and it is not yet clear how they will operate in times of market stress or pressure, given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by independent system operators.

Employees

      At December 31, 2002, NRG Energy had 3,173 employees, approximately 329 of whom are employed directly by NRG Energy and approximately 2,844 of whom are employed by its wholly owned subsidiaries and affiliates. Approximately 1,757 employees are covered by bargaining agreements. NRG Energy has experienced no significant labor stoppages or labor disputes at its facilities.

Cautionary Statement Regarding Forward Looking Information

      The information presented in this annual report includes forward-looking statements in addition to historical information. These statements involve known and unknown risks and relate to future events, or projected business results. In some cases forward-looking statements may be identified by their use of such words as “may,” “expects,” “plans,” “anticipates,” “contemplates,” “believes,” and similar terms. Forward-looking statements are only predictions or expectations and actual results may differ materially from the expectations expressed in any forward-looking statement. While NRG Energy believes that the expectations expressed in such forward-looking statements are reasonable, NRG Energy can give no assurances that these expectations will prove to have been correct. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

•	The possibility of a bankruptcy filing in the near future, either by NRG Energy or one or more of its subsidiaries, the entry of an order for relief by the Minnesota Bankruptcy Court in respect of the pending involuntary Chapter 11 petition in that court, or the filing of an involuntary bankruptcy petition in another court by a requisite number of creditors of NRG Energy or a subsidiary, as the case may be;

•	NRG Energy’s ability or the ability of any of its subsidiaries to reach agreements with its lenders, creditors and other stakeholders regarding a comprehensive restructuring of NRG Energy;

•	Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	NRG Energy’s ability to sell assets in the amounts and on the timetable assumed;

•	Trade, monetary, fiscal, taxation, and environmental policies of governments, agencies and similar organizations in geographic areas where NRG Energy has a financial interest;

•	General economic conditions including inflation rates and monetary or currency exchange rate fluctuations;

•	The effect on the U.S. economy as a consequence of an invasion of Iraq and other potential actions relating to the U.S. government’s efforts to suppress terrorism;

•	Customer business conditions including demand for their products or services and supply of labor and materials used in creating their products and services;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

•	Factors affecting power generation operations such as unusual weather conditions; catastrophic weather-related or other damage to facilities; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;

•	Employee workforce factors including the hiring and retention of key executives, collective bargaining agreements with union employees, or work stoppages;

•	Volatility of energy prices in a deregulated market environment;

•	Increased competition in the power generation industry;

•	Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•	Factors associated with various investments including conditions of final legal closing, partnership actions, competition, operating risks, dependence on certain suppliers and customers and domestic and foreign environmental and energy regulations;

•	Limitations on NRG Energy’s ability to control projects in which NRG Energy has less than 100% interest;

•	Limited operating history at recently acquired or constructed projects provide only a limited basis for management to project the results of future operations;

•	Risks associated with timely completion of projects under construction, including obtaining competitive commercial agreements, obtaining regulatory and permitting approvals, local opposition, construction delays and other factors beyond NRG Energy’s control;

•	Failure to timely satisfy the closing conditions contained in the definitive agreements for the sale of projects subject to definitive agreements but not yet closed, many of which are beyond NRG Energy’s control;

•	Factors challenging the successful integration of projects not previously owned or operated by NRG Energy, including the ability to obtain operating synergies;

•	Factors associated with operating in foreign countries including: delays in permitting and licensing, construction delays and interruption of business, political instability, taxing regimes, risk of war, expropriation, nationalization, renegotiation, or nullification of existing contracts, changes in law, and the ability to convert foreign currency into United States dollars;

•	Changes in government regulation or the implementation of new government regulations, including pending changes within or outside of California as a result of the California energy crisis, or the outcome of litigation pending in California and other western states, which could adversely affect the continued deregulation of the electric industry;

•	Changes in market design or implementation of rules that affect NRG Energy’s ability to transmit or sell power in any market, including, without limitation, the failure of FERC to grant NRG Energy cost of service based rates on certain Connecticut generation facilities in the form and amount petitioned for in the Section 205 filing pursuant to the Federal Power Act.

•	Other business or investment considerations that may be disclosed from time to time in NRG Energy’s Securities and Exchange Commission filings or in other publicly disseminated written documents, including NRG Energy’s Registration Statement No. 333-62958, as amended, and all supplements therein.

      NRG Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG Energy’s actual results to differ materially from those contemplated in any forward-looking statements included in this annual report should not be construed as exhaustive.